Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Date: July 11, 2017

July 10th, 2017

KCP&L Meeting

MS. KELLY BRADLEY: Good afternoon, everyone. My name is Kelly Bradley. I am from our safety department and I’m going to give a — a quick safety topic before we get started today.

So, no secret, it’s very hot outside. We’re turning up the heat, right? The forecast over the next three days is a temperature of 95 degrees with an average heat index of 105, so that means we are in a heat advisory for the next three days. OSHA has a scale for heat advisories that goes from a level 1 to a level 4. We’re currently in a level 3, which means that our employees are at a high risk for heat-related illnesses working outside in this heat.

So we’re also turning up the heat on this merger deal with Westar, so I want to talk about turning up the heat outside, literally, and turning up the heat on this Westar deal, and just some reminders for us to think about — both in the field and here at 1KC and in our offices, for us to be thinking over the next few days and the next few months.

So we’re going to talk about three things, taking care of ourselves and our bodies, taking care of each other and then taking care of the job and, specifically, taking care of it with diligent communication. So, for the field, when we talk about taking care of ourselves and our bodies, we encourage folks to take frequent — frequent breaks, whether that be in the shade or in the air conditioning. In the office we encourage you folks to do the same thing. So we are going to be back in a time of high stress, lots of hours. We want to be sure that folks are taking breaks, using their vacation and able to remain to focused when they’re here on the job.

Another big piece of turning up the heat is hydration. So in the field we talk about hydration. Proper hydration really starts taking place — should start taking place two days before you’re expected to work outside. It doesn’t start the day of the work, it starts two days ahead of time. And then, specifically, we talk about water intake compared to Gatorade intake or Powerade intake, and this also applies to your kids playing baseball and folks out doing outside activities. So the appropriate level of intake is three servings of water to one serving of Gatorade, so always be cautious about not overdoing the sports drinks and doing that three-to-one ratio. In the office we want to be sure that people are taking times for lunch, exercise and proper nutrition also.

The second thing we want to talk about is taking care of each other. If you remember when we did our safety town hall in the first quarter, Andrew Hurless from Sibley stood up here and talked about something called ELE or Everyone Looks out for Everyone. We firmly believe as a safety department that we are a family and we are here to take care of each other.

So as we turn up the heat outside, we want to be sure to be looking out for each other. If we see folks that seem off, if they seem dizzy, if they seem lethargic or just not with it, we absolutely want to stop that job, talk to people to see what’s going on. In the office we want to take care of people also. So these times may present more opportunities for us to, as employees and as leaders, sit down and listen and talk to — talk to each other or just really find out what’s going on with folks.

And then, lastly, we’re going to take care of the job, and we’re going to do so by diligently communicating around each of our tasks. In the field some the things that we can talk about is our — doing our work at earlier times of the day. The hottest times of the next three days — or the next week, really, will be between 2:00 and 6:00 p.m. So if we can assign work that is the most difficult on our bodies, we want to do that earlier in the day rather than later. In the office we would consider — ask you to consider hosting more frequent — whether they’re daily updates or weekly updates, so that people have the facts and information they need related to the sale so that they can focus on their job for the day.

So some of you are part of our monthly safety meetings, and with that we talked about heat stress and how, with this level of change in temperature, it takes our bodies, physically, two weeks to adjust to these temperatures. It’s going to take us time to adjust to this new news on the Westar deal.

So keep that in mind as we go forward, and remember these three points. We want to take care of ourselves and our bodies, take care of each other and take care of the job through diligent communication.

(Applause.)

MR. TERRY BASSHAM: Thank you. Good afternoon.

THE AUDIENCE: Good afternoon.

MR. TERRY BASSHAM: It’s okay to say, “Good afternoon,” back.

(Laughter.)

Everybody seems a little tense. I am excited to be able to be here today to talk to you about what we’ve been doing with the Westar deal. This — this is an incredible day. I talked to — talked to someone last night that we needed to be communicating with, and their comment was, “You guys have been trying to do this for 25 years. Sounds like maybe you might have finally got there.”

So what I wanted to do is kind of give you an overview of what happened in this iteration — obviously, we’ve been at this for a while — describe for you what it is first, and then maybe what it isn’t, and then talk a little bit about the process and, of course, answer your questions. And we’re already gathering questions that have been coming in from corp com (phonetic), so we ought to have a — a ready queue of those when it comes time.

First of all, we announced today that, as you know, because of the order from the Kansas Commission, that we’ve been working with Westar to determine whether we had an opportunity to move forward, and we announced today that we have entered into an agreement for a merger of equals.

So what — what is a merger of equals? Basically, what this means is that, rather than the auction process they went through and our need to compete in that auction and pay a premium to be — to own them or be — be their partner, if you will, as we’ve been describing it, we were able to come together with no premium, no debt issuance and, on a side-by-side basis, co-owners of the company so that we can then continue to work together and generate the same kind of savings and efficiencies without any debt as a holding company. Now, that sounds pretty good, doesn’t it? Sounds almost too good to be true.

This is — there’s different ways to go at mergers. One is, obviously, to have an auction and try to drive — or get the best premium possible, which is what Westar had originally decided to do. As Mark Ruelle said today, sometimes things are just a little too good to be true, because after we presented our plan, we executed in the marketplace, we went out and raised our debt and raised our equity, the Kansas Commission said they did not approve our plan.

Now, I’m not going to stand here and say that that wasn’t a bad afternoon at my house. Okay? That was not a great day nor for Mark nor for any of us, but what do you at that point? Nobody’s a — more of a believer that these two companies ought to be together than I am. And after we kind of got up off the ground and shook the dust off a minute, we started talking about what’s next.

So the good news is — in kind of a funny way, is when the Commission said, “no,” they didn’t just say, “no,” and walk away. They said, “no, because of this and this and this and this,” and they went right down the list of why this didn’t work, and what that provided us was a roadmap to go by. And the question was, could we get comfortable with the regulatory risk and with the risk of moving forward in a way that would get approved and meet all those standards.

Now, the reason it’s taken as long as it has is that what was a lot of negotiation, realization, work to get comfortable with what those words — and, again, what we determined, we and Westar, is that, really, there was only one way to match their merger standards in this situation, and that was to do a merger of equals, and that started a process of discussing, then, how do we do that and can we do that.

So, ultimately, what started the process was — as we talked about that is, all right, what’s the value of the two companies, because in a merger of equals you’re putting two companies together. When you do that, then each has a value and together they have a value, and that starts the process. Well, we both had standalone plans, and we had to work through that.

If you watch the stock price, it would appear that their stock was trading a little higher than it normally would, because people probably thought there was still another deal coming, and our price was trading down because people kind of thought, probably, we were going to enter into another deal that would have a long process of approval.

We had to figure all that out and figure out what ultimately was the value of our two companies together, because the agreement was and the idea was — with our regulators is we weren’t going to pay a premium, and that was important. So that’s kind of the process of where we came out.

Once we got all that done, as you saw from the announcement today, a merger of equals between our companies as we negotiated, that ownership of the company will be made up of 52.5 percent of the shareholders from Westar and 47.5 of ours. But, in the end, what happens is that’s an exchange rate so that everybody can get their shares out of that new company, and everybody has one share.

So if you saw that 52 — 52/47 and thought, oh, well, they ended up buying us, we didn’t buy them, that’s — that’s not what happens. And, again, it’s a merger. And, candidly, a merger of equals doesn’t mean 50/50, that that’s an exchange negotiation ratio that kind of could hardly be that. In fact, the last big one was when Duke bought Progress, and that — or when they merged, and that was 60/40. So a merger of equal means no premium, change of value.

Now — so think about it again. That means we’re able to come together, we’re able to work through the integration process as we have and generate the benefits that we’ve talked about for our customers, our shareholders and our employees, and in the end we’re not going to pay a premium. So that makes our company even stronger from a credit balance sheet perspective. We’re not going to borrow the money from the premium. And, in fact, we just found out today that, in fact, the S&P and Moody’s will recognize that — right off the bat, that we’ll be a stronger company coming out of this. Imagine that, we do a merger and we come out even stronger, from a credit perspective, than we started. That’s a stronger company moving forward.

So what we announced today over at Topeka and we that had a press conference is we also have a regulatory plan that had to be part of that and so you would have heard us talk about many of the things we’d already said. But one of the things that the Commission order also said is, well, you’re using all the right words, but you’re not really committing to anything specific.

So, you know, on that day, I don’t mind telling you, probably the hardest thing for me, personally, is that I thought we had done a really good job of protecting people, of protecting communities, of talking about protecting our jobs and families and the Commission kind of said, well, yeah, nice words, not enough.

So in the end what we had to do is be very specific about what our plan is. So, as a result, we said, no job loss. You may recall we had some temporary jobs and some other situations that weren’t going to allow people to necessarily automatically move over. We said, no job loss.

We had said we were keeping the — the headquarters open over in Kansas as the operational headquarters, but we hadn’t talked about jobs. The Commission order kind of said, yeah, having a lease on a building ain’t jobs. So we said, all right, we’re going to keep 500 jobs for five years. A little arbitrary, but the idea is the building is full and the notion is we believe that’s good business. I’ve talked to you before about that. Think about dropping everybody out of the building and moving them somewhere else. That’s not very good for downtown Kansas City. It wouldn’t be very good for downtown Topeka. And we’re in the business of economic development and electrocutes (phonetic), right, so that only makes good business sense, but they wanted a very specific proposal, which we made.

We also addressed each of the elements in that order. Now, some of them were ultimately directly related to the structure, because they were worried about leverage. So we don’t have any leverage at the holding company because we’re not borrowing money to pay a premium.

So many of those things provided what they needed. One of the things was rate credits. So we said, look, first rate case, you’re going to see benefits right away. They’re like, yeah, yeah, yeah, you kind of had and estimate and, you know — so we’ve now spent a year working on the efficiency estimate. I will tell you — this is liable to be a business case somewhere because, I will tell you, there has probably never been a situation where two companies could negotiate a merger of equals with business plans and peoples’ names identified to generate hundreds of millions of dollars of benefits. You’re not allowed to do that, right? You can’t talk to each other, and yet that’s what’s happened over the course of the last year.

So we didn’t have to guess about what we were going to be able to do, we knew. So as we file this case, we’re also going to be able to say, you know, we’re going to guarantee you 50 million dollars of benefits before we even generate a dollar. Now, in 2018 we expect, through our plan, to be able have between 35 and 40 million dollars of synergies, growing through 2021 to 140 to 170 million worth. So making that commitment is easier to make because we’ve done the work. We know where it’s going to come from. So we said 50 million dollars of credits the very first year. That met one of their standards.

So I’ve gone down a laundry list. There are others. You know most of them, but my point would be — is that we’ve put ourselves in a position — and it’s kind of a unique position. One of the things that was different about our discussions with them, maybe, before was we raised equity and we had equity on our balance sheet.

You might have noticed that we — we said we would have 1.2 billion dollars of cash at close. Well, what that amounts to is we raised equity for a transaction and then it didn’t happen. But when we started talking about how we should come together, we’ve got 1.2 billion dollars’ worth of equity. That was a value, that was an asset in that discussion. So, in the end, it’s a very — as Mark Ruelle would say, didn’t plan to be here, wouldn’t have thought I’d been here, but when we got here we talked about what that means as an opportunity for the businesses to move forward.

Some of the things I’ve heard from other folks is, well, we made a very strong commitment to jobs in downtown Topeka, but we didn’t make any commitment to jobs in downtown Kansas City. Well, we didn’t need to. Corporate headquarters is here. This is where we’ll continue to work. We — we don’t have any — you’ve heard and know the integration plans. There’s no expectations around job changes other than because of the integration. So corporate headquarters is here. We’ll have, obviously, operational headquarters for Missouri here and Kansas down in Topeka, exactly what we said a year ago. But each time we’ve made those, we’ve made additional commitments as well to make that all make sense.

So, ultimately, what does that mean for us as a company going forward? Well, if you saw the press release, our two combined companies, we believe, can create earnings growth of 6 to 8 percent and combined with a dividend growth equal to that, we believe. That will put us in the top tier of regulated utilities in the country. We deliver on those promises, on dividends and earnings growth by running our business and generating a benefit through efficiencies, we’re going to be a top tier utility in the country. That’s what this brings to us.

Now, you might say, well, wait a minute, that’s — that’s what told me a year ago if we did the deal. That’s right, but we did that with leverage that we had to generate and, ultimately, the Commission said, We’re not comfortable with that,” and so we’ve gone back and gone at it another way.

Now, probably the biggest difference between a merger, other than the premium — a merger and acquisition, is governance. So the other part of the governance is that now we’re going to be truly partners with Westar. We had treated — and I want to say first and foremost here — as I start this part of the discussion, I want to thank each and every one of you in the room for how you’ve conducted your relationships with Westar over the course of the last year. I believe — and I know some of you had more connections to that than others.

I believe the only reason we’re sitting here having this conversation is that the CEO and the chairman and the board of directors for Westar believed us when we said we wanted to treat them like partners and like equals, even though we’re paying a premium, because we believe the combined company and the combined people is what made the value of the transaction and that we didn’t plan just to pay a premium and then we’re in charge of everything. I believe that relationship and what you guys have done for the last year is the reason that they said, “Okay. We’ll have this conversation,” because, think for a minute, they had a $60 premium that they were talking about and now we’re talking about a merger of equals. That’s a big difference.

So in the end the governance will be from the highest. The CEO of Westar will be the chairman of the board over the new company. He will be a nonexecutive chairman. In other words, he’s not an employee, he’s not an executive. He will be a chairman of the board. I’ll be the president and CEO, as I am now, and the board of directors will be made up of equal numbers from both their board and our board, very typical of a merger of equals.

We do have some executive leadership change, as you would expect. Again, for a merger of equals you’d want to see an equal leadership. So the CFO, Tommy Somma — some of you may have met him — will be the EVP CFO of the new company. Kevin Bryant, our CFO, will move over and take Scott Heidbrink’s position. As you recall, Scott retired a few months ago, and we chose not to fill that while we finished going through the process. Kevin will take that position. And then we’ve created a new position, which will be an EVP strategy administrative officer, which is Greg

Greenwood. Some of y’all had probably met him. He was coming over anyway but now will take over many of the corporate services on the service side as well as regulatory and — and IT.

So we’ll have— and the rest — the rest is Heather Humphrey will continue to be a general counsel, continue to have Chuck, corporate services, and, I don’t know, whatever — whatever Chuck does. It’s hard to tell sometimes. (Laughter.) Okay. I did say that out loud. (Laughter.) And then many of you probably met Jerl Banning but, if you haven’t, the head of their HR was going to be the head of our HR anyway, reporting to me, and he will continue to do that. So that’s kind of the high-level corporate — corporate group. So, in the end, we have — we are in a — an opportunity to create a great company with less risk and more opportunity than we would have had before in a slightly different format.

The final thing might be the name. So we’ve talked about we’ll have a new name. As you recall, we were going to do that anyway. So this is, again, the same process. We want our folks both here in Kansas City and in Kansas, whether it’s Wichita or Marshall — we want everywhere that we show up for everybody to know who we are and what they’re getting from an employee, they know what they’re getting from a corporate service, they — they know that they can depend on us because they know that name no matter where they’re at. This will be the same — same idea.

So, now, last thing, maybe, before I — before I start taking questions. First, I wanted to thank you. Second is I want to apologize to you. We got another — less an a year, but we’ve got another time period where we’re going to have to work through this. And the second thing I want to say is thank you for running this business, managing our customers and doing our day-to-day work every day with the distraction of knowing what’s going on and doing a fantastic job at it.

I think you know that last year we had one of our best years ever, from a corporate performance perspective. We’re having another good year this year. And I know you’re working on large projects, you’re running short of staff, you’re — you’re managing without hiring back folks every day. And we’re going to have to keep doing that, but we believe that this deal, structured the way it’s structured, will absolutely meet every requirement from not only the Kansas Commission but also from Missouri and the FERC and every other position we’ve been in. Again, it’s pretty hard to imagine spending a year getting prepared to do this in the way we’re going to do it but, because of that, we feel very, very confident in our ability to get this to the finish line.

Now, the statutory timeline in Kansas is still 300 days. We expect not to — we hope not to — we plan on working not to spend 300 days on this, but we will have to file a new case. We will have to get shareholder votes and, as a result, we would expect a proxy sometime in the third quarter, likely, and a shareholder vote in the fourth quarter. So it’s — it’ll be the first quarter, at least, and maybe the second quarter, but we’re going to work to move that forward as fast as possible.

The other thing that you might have a question about is, okay, is everything going to be exactly the same? We’ve already seen some changes from the executive perspective. We do not plan to do another integration program. Let me be clear about that. That work obviously provides a lot of basis for our proposal and our comfort level around what we’re going to do.

We — we will probably take a look and see if there’s anything that needs to change. Obviously, we have a new partner who when — as Mark Ruelle told his folks today, when we’re paying a — a large premium, you kind of get to make the — your own decisions, right? Again, we’re very proud of how we did that. But they may have a view about something and we’ll go back and we’ll look at a few things to make sure that we’ve got absolutely the best process and team in place to be successful going forward, but that’s not that we’re going to go back and redo our integration plans that — in any case.

So that will be a little uncertainty that you’ll see but, again, we’ve committed to no job loss. Obviously, we didn’t have to make that commitment to the people in this room because, you know me, that was — that was not going to happen to our folks, and it didn’t and it’s not going to. So it will be a matter of figuring out what the right process and the right places are for folks. So that’s not, I would say, the short story. That’s not the short story, that is the story.

We’re obviously — if you watched the stocks today, they’ve responded as we expected. Westar stock was trading a little above where we think their valuation was because it had some — maybe a new deal in it and it traded down. We were trading down because of the — just the opposite effect and, as a result, they traded up and, we’re right about where we would have expected to be towards the end of the day. We’re going to talk to investors — have been all day, but we’ll talk to investors for the next several weeks and work through their questions on it as well.

So I’ve got some questions people have already called in, but I’ll take questions. We’ve got somebody with a microphone. After all that speechifying, what I really want to do is answer your questions, so let me know if you have a question so I can try to address it.

Okay. Somebody in the room have a question?

All right. So what I’m going to do — if you don’t raise your hand, I’m going to start reading other questions and answering those so I don’t stand here all by myself feeling uncomfortable.

Yes.

AUDIENCE MEMBER: So is the plan to do rebranding from day one?

MR. TERRY BASSHAM: Yeah — well, for the holding company.

AUDIENCE MEMBER: Right.

MR. TERRY BASSHAM: So the holding company will have a new ticker. From day one we’ll have a new name. I don’t know — we haven’t decided whether or not we’ll try to rebrand the utilities. So if we — even if we plan to name the utilities the same, it might not be timely and the right thing to do — costwise, to try to do all that day one. Ultimately we will do both, but the main thing that will happen by day one is the holding company for the trading ticker on the NYC.

All right. “Shareholders seem positive about the deal this morning. Is that accurate?”

Yes. I just talked about that. I will tell you that our calls — there’s a lot of information here. Folks are trying to get their head around it. We told our story at 5:45 or 5:50, when people picked us up this morning. I will tell you I am very comfortable that our ability to keep a secret works. We’ve been working on this for a long time, obviously, and it’s — it’s come and gone a little bit, but nobody in the marketplace expected this to happen this morning. They thought there might be another announcement. No one expected this. That’s the way it’s supposed to be. But I will tell you, the positive — the response, almost universally, has been very positive. And if you’ve seen some of the sell side reports out already, you’ll see that that’s true, as well as the stock price.

Now, what’ll happen stock price-wise is it’ll have to take a little bit to work their way through. There are people who had arbitration positions and short sales, and they had positions based on what might happen in a deal. They’ve got to get their weigh-in wound out of all that stuff. It’ll be a little a little while before we figure it and see, really, what happens. What we want is people whose either long-term value of this combination buying our stock, and we believe it’s extremely cheap at this point to do that because of the information we provided today.

“Terry said on the investor call the Westar shareholders will get a 15 percent increase in dividend and there’ll more EVPs from Westar. How are GP’s shareholders going to benefit?”

So — good question. So let me — the process from a merger perspective is when we put our shares in a bucket and then out of that bucket we allocate those shares to shareholders, we’ll have to have a dividends policy. Our dividend policy — or our dividend set, their dividend was lower. And so what we did is to say, “All right. We’re going to take your dividend and we’re going to move it up to ours, where everybody gets the same.” We were able to do that without even really increasing the payout ratio, how much of earnings we pay out because, again, the company is so much stronger. And so that is a positive to their shareholders.

Their — also remember their shareholders are not getting $60 a share. So there are — there are ins and outs of this transaction that — that you have to remember, but in this instance their shareholders see a — then ours don’t see a negative in any way. The payout ratio didn’t go up but, yet, we’ve maintained the same dividend with more shares. And it — and more EDs from Westar. We really have — we have two additional EDPs, but we really only have one additional — I guess, two additional officers, and that pretty much puts a balance at that — at that level for those — for us as a group. And you expect that.

If we’d have started a merger of equals discussion a year ago, this would have come out about like this in some form or fashion, so I — that is — and how is the GXP going to — shareholders going to benefit that? I believe, in the end, having our teams together will continue to drive the results we talked about. And if you look at, again, 6 to 8 percent increase in earnings as well as dividends is more than we could do before we started this process a year and a half ago and before we could do on a standalone basis, where we were last Friday afternoon.

And that’s the benchmark. One of the things you have to think about, we don’t get to go back a year and a half ago. We have to look at where we stand today, and this is better than either one of those opportunities because, again, our two companies together just makes sense from that perspective.

“I have a lot of GXP stock in a 401K. Since I’m going to have half the stock that I had before this merger, do you think the stock price is going to double? Why does Westar get a one-to-one exchange?”

So you’re going to have — you’re not — you’re not going to have half the stock you had before, you’re going to have an ownership in a company that’s bigger. So, ultimately, once we do that exchange, you’ll look at the value of your share in the context of the new company with the dividend that goes there, and that’s what I just talked about. If you kept your share like it is today, the growth rate’s lower, the dividend’s lower. Now you’ll own a piece of a company that’s got 6 to 6 and 6 to So it’s — that’s the way that should work, and you should see the long-term value of that in owning the combined company as opposed to just Great Plains Energy.

And, again, why — why do they get one-to-one and we get less? That is just the function of the size of the two companies, the cash flows of the two companies and putting the two companies in a bucket together and allocating based on the fair value of those, again, no premium to either one.

“Isn’t it true Westar has a 9-billion-dollar debt? So if this is true, how is it a better deal and how — “ 9 billion, where would that come from? They — they do not have a 9-billion-dollar debt. The — the market cap of this company will be 14 billion dollars. I think the enterprise value, Kevin, is 21?

MALE SPEAKER: 21 combined.

MR. TERRY BASSHAM: So, again, remember that when you look at — you can see — you may see two numbers that look confusing sometimes. The market capitalization of the company is the value of the equity owned by shareholders in a company, the market cap, they’ll call it. So we will be a 14-billion-dollar market cap company. They’re a little over 7 and we’re a little under 7, 14 total.

You can also see people talk about the enterprise value of a company, which also includes the debt. Sometimes it may feel kind of funny to call debt an asset but, obviously, when you’re capitalizing a company, you don’t want it to be all equity. And so the enterprise value of these two companies will be 21 billion dollars, which means we probably have similar amounts of debt. Yeah, they have about 4 billion dollars in debt, not 9 billion dollars in debt.

In fact, if you think about it for a minute, it makes kind of sense. Most utilities — remember, they don’t have a holding company. Most utilities operate at about 50/50 debt and equity. And so they would have a — they would have an enterprise value of — 7 1/2 plus 4 is 12ish. And, again, that’s the CEO doing math. That is not good.

(Laughter.)

So, I don’t know where the 9 billion came from but, again, that’s — that’s not — that’s not accurate. But, again, they’re a very balanced company, a very strong company. Hey, they’re a company we agreed to pay 30 percent premium for. So our combined companies have a very balanced — in fact, coming out this deal, because of our equity, the combined company will be over-equitized.

One of the things you’ll — you heard us talk about in the call, if you listened to the call, is we’re going to buy back 60 million shares of stock over the course of a couple-year period. Well, that’s because we got a higher equity ratio than we need. And that’s, again, a benefit that our equity brings to — brings to the table.

“How much of the 50 million rate credit will go to KCPL customers versus Westar? How does it show up on bills, one time credit, and how much will each customer get?”

So, first of all, the 50 million is for all customers. Remember that we allocate across the jurisdictions for all sorts of things. Your salary, depending on what project you’re working on, that gets allocated across different metrics. It gets allocated to KCPL Kansas, KCPL MO, GMO. This will be the same way. Our proposal is 50 million dollars to be spread over all of our customers. How that gets distributed we don’t know yet, got to talk to the regulators.

How will it be delivered? Not sure, but traditionally what would happen is it would show up in a bill credit so, rather than trying to send out checks, we just give a credit. We close this in the spring, it might be nice to have a bill credit over the summer when things are really high. We’ll see, but we’ll work through the Commission on that. It will apply to both Missouri and Kansas, and we’ll work through how much and how that gets delivered.

Okay. Anybody else in the room? I’m sorry. I just keep taking questions.

Yes.

AUDIENCE MEMBER: So Missouri has to approve this too?

MR. TERRY BASSHAM: Yeah. So the question was, Missouri has to approve this too? Right?

AUDIENCE MEMBER: Right. So how many days — what is their — 300 days or...

MR. TERRY BASSHAM: Right. And so what’s the time limit for Missouri to approve? So Missouri doesn’t have a time limit. And you may recall that last year we took the position and believed that they didn’t have jurisdiction over this transaction. Ultimately they found, later in the — well, actually the beginning of this year, they did have jurisdiction.

Funny as it is, they determined they had jurisdiction after we had already entered into a settlement agreement with our staff. But, ultimately, they said that we’re going to keep up with the timeline on Kansas because we don’t want to slow things down, so they — they moved quickly. I tell you all that to say they found they have jurisdiction, so we will make a filing and it will start a docket.

Technically, they don’t have a deadline, but we believe, firmly, that they, again, will follow the process that we will follow in Kansas and that they would stay on the same kind of timeline.

And, again, both jurisdictions have looked at this already. The structure is different, but it’s simpler and less risky, and we’ll have specific efficiencies we can provide to folks that they can see and so we’re hoping that both can process more timely. I think they’ll operate in the same timeline as — as Kansas.

Who else?

AUDIENCE MEMBER: Will our board of directors expand to take on the Westar board members or will it be a whole new election, or how does that play out?

MR. TERRY BASSHAM: So we — the question is, so how is this equal board thing going to work out? So we’re yet to see — what we agreed is there would be an equal number of both. There are some differences in our boards. Our directors are elected every year. They’re elected for three-year terms. But the short answer is we’ll work through that. The boards will begin to talk to each other about how to handle that.

In the end, do we have equal number of boards that — take the boards as they sit today and put them together or do we downsize? You can change the size of your board if you — if you wish, and you would see in other transactions it goes different ways. Sometimes they pick a number and then they work to that number. Sometimes they just put the boards together and initially the boards will be bigger. So we’re yet to — we’re yet to work through that.

Who else?

“I heard Westar employees still have a lot of protections; example, anyone who gets a different or lesser job won’t lose their current salary for two years. Given that we have said there will be some integration changes to the org chart, will KCPL employees get the same kind of protections?”

We don’t have the answers to every one of these, so I’m not going to pretend to tell you right now. And if I tell you something now and three months later, you know, I have to be embarrassed — I’m — I’m not going to do that. I would think and hope that you know that we’re going to be fair. And, obviously, when someone’s paying a premium to buy your company and is in charge and can terminate as many employees as they want, you want some protections for your folks. We understood that. That’s why that happened that way.

What I would say is that we’re going to continue to manage as we always do, by being fair and doing the right thing for our folks. That doesn’t always mean everything everybody wants, but there are some things to work out and that we will do that and be sure we’re talking to you early and often. That’s for sure.

Who else?

“Are you going to reopen the job selection process? Will KCPL employees have to do interest surveys and recompete for jobs?”

That’s a question that came up at Westar as well. I don’t know if we’re going to do a job interest survey. I kind of — I kind of hope not. I would believe that your job interests have not changed in the last 12 months. So I think, probably, we have that information.

Having said that, we don’t — no, we do not intend to open everything up and have everybody compete for jobs and go through a process like that. We will be looking to see if there are places where we think things could be done a little better and are there some changes that need to be made. They will be selective. They will not be a new integration process. So, no, that — that won’t happen that way.

Yes.

AUDIENCE MEMBER: So, given the new executive structure, do you think we end up going back to the drawing board with all the org charts below them protected?

MR. TERRY BASSHAM: So the question is, since we have new — some new people on the technical level, will we go back to looking at all the org charts? No.

Now, will there be a change in a name or a change in a job or — remember, we’re taking on some additional people. So there were about 60 people that we were not able to offer permanent jobs and we offered them transition jobs. We said, no — no — no involuntarily severance. So those people will get permanent offers. And what that really means, in the end, is we’re going to be a little heavier, maybe, than we expected coming out of the chute. That means synergies gets pushed out a bit for a while. And so you may have a department that thinks they need three and we have five for a while, you know. That’s — that’s kind of what this is about.

So I wouldn’t expect that to change a lot. It could change some if you’re doing something like that, adding somebody or — I heard somebody to say, “Well, the reason I didn’t have a job is because there wasn’t an org chart that had enough places for me to have a job.” Well, if we’re not going to have any separations, then there might need to be an org chart change, but that would be the purpose of that. I wouldn’t expect to go through and review everything — need to review everything all over again.

AUDIENCE MEMBER: So I want to hear you say it again. Org structure is —

MR. TERRY BASSHAM: Basically the same. You’re not going to get me to say it never — “never.” Now, you’re not going to say — I don’t even know which org structure you’re talking about and I’m guessing it’s probably pretty personal, so I want to be — I want to be careful, but yeah.

So, look, think about this for a minute. There’s a whole group of people on the other side of the state line that have spent the last year wondering were they going to have a job, were they going to have the same kind of job, was their company going to have the same name, were they going to, as an entity, even exist anymore. And I think many of you have run into them and worked with them and know them and I think — in large part, I’m sure there’s always a heated conversation in some room some day. They’ve been very gracious. And I would tell you, that’s why I’m thanking you in this room, because I would say that, in large part, was because this group was gracious and — and trying to do what’s best for all of our families.

In this instance, the combination of these two companies is so strong that we could make a commitment to do what we’ve been doing and not have anybody lose their job, which includes, number one, the folks in the field are serving customers and we have a brand new territory. That makes sense, right? We’ve been holding job — jobs open. We’ve been doing that intentionally because we care about people’s families, we care about being able to have people plan for the future, and that — that puts us in a position today to be able to do this.

Now, does that mean everybody gets everything they would like to have? No, but those things change, but I think those things make sense in the context of what we’re trying to do. And, hopefully — hopefully, folks will understand that as we work through it and always try to be fair and have — transparent about it. So this kind of fits into that.

“My team still had a number of open positions even after the new org charts. Nine employees who selected (inaudible) left. Do we have 300 more days to go to fill positions? Also, saw Westar promote an open position ad on their Facebook page.”

So, first of all...

(Laughter.)

Look, we’re a public utility, we’ve got to run a business, and so nobody ever said that there was — in fact, we’ve filled jobs. Okay? We’ve hired people since a year ago. What we said is anyplace we can hold off, use a contractor, do without, let’s do that so we can make this transition the best possible. That doesn’t mean nobody hired anybody for the last year and a half, and that will be the same again. Hoping it’s not 300 days, but the answer is yes. So we need to run our business and run it well.

So if you’re in a position where you were waiting to do something and you needed somebody to get your job done and you can’t wait another year, and then on top of that somebody voluntarily left, what, two weeks ago, no, we’re — we don’t want people to not be able to get their job done well. And we’ll take of that, we’ll manage that, and if we have to make a hire or do whatever. What we want to be sure of is that we’re not running off and hiring a bunch of folks when we know there’s a great opportunity to have somebody come over and we don’t run the risk of being overstaffed because of it. It’s the same thing we’ve been talking about. We shouldn’t be in a position, though, to — to not be able to fill jobs that we absolutely need in the interim.

Who else?

“Will the early retirement program be offered again?” (Laughter.) And again and again.

You know, we had people that want to come back from VEEP (phonetic). We will continue to be fair, we will continue to be sensitive to people, and we’ll continue to work with the tools we have do both of those things in a way that make us productive. We don’t have a plan for a VEEP (phonetic). I don’t know that we need a — but we have — and you get — the feel of those conversations is we’re concerned about filling jobs and yet we’re wondering if there’s going to be a VEEP (phonetic). You know, in — in the end, we’ll do what needs to be done, but I currently don’t have any anticipation of that unless there was some need for it.

And don’t — don’t — hopefully, don’t misunderstand my humor in trying to lighten the — the load a little bit. I really appreciate your questions, every one of them. These are the kind of questions that somebody else is thinking of and not raising their hand. So I may not have the answer for you, but I definitely want the question to be asked so at least I can say, “I don’t know,” which I do a lot.

Who else?

So — okay. This is good, this is good. I mean, it got around fast. Okay?

“I have a peer at Westar who went to the town hall meeting. They heard there’s a good chance the org charts in April will be entirely redone and we will redo the org chart process from — almost from scratch. Is that true?”

No. (Laughter.)

I don’t know who you’re — who you are and I don’t know who your peer is, but I was the one there talking, and that — that is not what we said. (Laughter.) Not what we said. I didn’t — I didn’t say that’s not what they heard. We’ll have to continue to communicate, but that is not what we said. And we described it there as we did here, we want to do the right thing, put a value on places where we need to. We are not opening up the process to reinterview and reevaluate every single piece of integration work we’ve done in the last year.

Yes, sir.

AUDIENCE MEMBER: When will they decide who’s staying in Topeka or what departments are going to be moving to Topeka?

MR. TERRY BASSHAM: So the question is, when will they decide which people and positions and departments stay in Topeka and come here?

Basically, that work’s been done. I mean, the integration work was supposed to start — was supposed to be implemented in, you know, late April, May, given the original timeline. I think those are the same. I don’t think there’s any different. Now, there are people differences, could be, especially with this — you know, with this change on some of the transitional jobs, but the departments that we’re — that we’re moving would still be the case. Now, when are they going to move? Obviously, nothing’s going to actually take effect until we get to the close, but I don’t think we’re reevaluating departmental changes, physically, not that I know — never say, “never,” but I — I don’t believe there’s a need for that.

This is a good one. I got — I’ve gotten this before. “What exactly is a chief people officer?”

(Laughter.)

Head of HR. Look, we’ve got a lot of people issues, and kind of the trend is to be very specific about the title in the sense to be very specific about what somebody does. So, “human resources,” seems a little cold, you know. I don’t know if you consider yourself a resource. You are, but — you’re a human and you’re a resource, but I’d rather call you people. So that was my idea. My idea was simply to say we’ve got somebody that’s going to lead the department that cares about people and works for their jobs and those kind of things. So I actually called it chief people person and I was told that sounded too much like a purple people eater or something like that. (Laughter.) As usual, I was voted down from that perspective.

But those of you who haven’t met Jerl Banning, he is an HR professional from Westar. I’ve been working with him now a year, along with our group, to work through a lot of this stuff. Great person, lots of experience, long-time HR person — personnel person. He’s going to be great, doing a great job, and he will be our chief people person when he comes over here, so.

“And does that mean we’re going to have to adapt to Westar’s culture?”

So, number one, I’m the one that came up with the name. They don’t have a chief people person. Okay? That was my idea. And, number two, I don’t think everything in the world is wrong with their culture. Let’s be clear about this. We didn’t talk about, plan or — or say that, because we were paying a premium, they need to follow us and they need to be our culture. What we said from day one, we continue to say, is we’re going to take the best of both. We’re going to take the best people, we’re going to take the best ideas, we’re going to take the best process and we’re going to take the best culture.

I think we have a fantastic culture at this company, I am proud to be a part of your team, but part of that culture is that we can always get better. And if anybody says, “Oh, well, our culture is the way it ought to be,” then — then you’re not part of our culture concept, which is we ought to be learning and growing every minute. And if you think that that company over there hasn’t done some fantastic things in the last 110 years, open your mind up a little bit. We can share a lot of opportunity here, I think we already have, and it ought to be a great opportunity to go forward. Candidly, blending of cultures is important and it’s hard work but, if we can do it and do it well, it will pay off like you wouldn’t believe. I could give you a cute quote now about cultured breakfast, but I won’t do that, so — any other questions?

In the back, do have a question?

AUDIENCE MEMBER: Yes.

MR. TERRY BASSHAM: Awesome.

AUDIENCE MEMBER: If this is approved, will we still be obligated to take that disposition —

MR. TERRY BASSHAM: Right. The 380 million.

AUDIENCE MEMBER: Yes.

MR. TERRY BASSHAM: Yeah, that one. (Laughter.) The first question the shareholders asked this morning, by the way. So the question is, if this thing goes through do we still have to pay the 380?

There is no 380 anymore. So this is a revision to the contract. The original contract said that if this thing didn’t go through, then we would owe them 380 million dollars. The revised contract says we’re coming to a merger of equals and that number is gone and the new number is 190, which is a much lower number. And you put 190 million dollars in the context of a 7-billion-dollar company, it is an amount more relevant, if you would, to a merger of equals and one we think is very low risk of having to be paid because we believe there’s a high risk that this will get approved. But one of the key points there was to deal with the fact that there was the — that payment out there, and we negotiated that along with some other breakup-free changes that were made. There was several. When you’re negotiating these things, you negotiate a package, give and take on all of it, but that was an important one to us and to our shareholders. Good question.

Yes.

AUDIENCE MEMBER: I don’t understand for a merger of equals why we would have to pay them anything.

MR. TERRY BASSHAM: So the question is, “I don’t understand why, if we’re a merger of equals, we have to pay them anything.”

If we started from scratch — you need to be a negotiator. If you started from scratch in a merger of equals, you wouldn’t. We were not starting from scratch. We were starting from a position that if we didn’t come together on something we’d owe 380 million dollars and they were coming from a position that if we didn’t do anything they were going to get 380 million dollars. So there was a little difference in this negotiation.

Again, the number of unique things about these two companies coming together is a laundry list, and that’s one of them. They felt it important for their shareholders, because of the uncertainty around the commission, to continue to have some protection there. And we certainly felt very comfortable with that level of payment, because we don’t expect to ever have to worry about that because we expect it to get approved and a high — we told our shareholders on the day that we told them we were working on a potential new deal that it would have to be a high level of certainty of approval, materially more than our standalone plan. And we were very comfortable with the long-term success and I think we’ve achieved every one of those things in this agreement.

“Will the merger accelerate the timeline for closing of Sibley and Montrose and retiring of generation unit in Lake Road?”

No. We’ve already announced — we’ve announced what we’re doing with our plants, and that was unrelated to the merger. Actually, those were related to what’s happening in the marketplace and the SVP. We’ve gotten — if you followed that, we’ve gotten more credit for our wind. And the liability requirements have come down some and all of a sudden our capacity is — is more available, if you will, or — or meaningful as a result of those things that we announced just the other day. They had nothing to do with the transaction.

In fact, you may have noticed that our discussion of merger synergies is lesser than they were — in the last notion we talked 200 million and here we’re talking 140, 170. Part of that is simply being respectful of the Commission’s note that if it’s not transition related, it shouldn’t be included in the discussion of transition synergies for the legal standard around the premium. Now, without a premium it’s not as important, but we took those out. So those are still benefits in synergies — or a benefit to our cost of service going forward, but they’re not merger, because the merger didn’t cause them, and that’s really the question this — this questioner is asking.

Okay. Okay. Anybody else? All right. Got somebody in the back. Somebody’s in the back with a hand up.

AUDIENCE MEMBER: I am personally a contract employee with (Inaudible). I’m just curious what the game plan is. A lot of contracts start in the spring of next year. And so if we don’t have a decision by the Kansas Corporate Commission by then, or Missouri for that fact, what is our game plan? Are we still going to go to the negotiation table or are we just going to extend the existing one and then — how does this impact (Inaudible)? Are we at some point going to get all on the same contract negotiation timetable?

MR. TERRY BASSHAM: So everybody heard that, I don’t know. Again, we’re early in the process but, certainly, we’ve thought about the fact that if we were able to come to an agreement with Westar, that that might cause that discussion to be a little different and so we’ve got to talk to the unions and work through that timing issue. So we don’t have an answer for you today, but it certainly could be impacted, hopefully, in a positive way and —

since we’re able to get some time to keep looking at the issues, but we’ve got to talk to the union leadership and decide what kind of works best in that situation. That’s still a little bit up in the air.

In relation to the last question, “Are the unions going to be working independently across state lines, Missouri and Kansas, as we are now?” — I mean, as we have it right now, there’s been no discussion around combining the unions. I think it’s — we talked about it early and the conclusion was we leave things the way they are, and that’s kind of where we stand. Where’s Duane? That’s where we stand for now. I’ve been given the thumbs up that I didn’t mess that up. So, remember, in Aquila we had an agreement early on to work together to bring those together. We concluded here not to do that. And, again, we’ll work with the unions to see what is best for — for them and us as well. So it should be the same as we expected.

All right. One last shot at me.

All right. Thank you very much for being here today. Let me close out by saying if you’ve got any questions, continue to send them in. We’ll get them answered. And, again, just because I don’t have the answer doesn’t mean I don’t want the question, because I’d like to be able to continue to get back out to people.

And what I can’t stress to you enough is how exciting this is for us as a company. The — the earnings power, the stability, the credit profile, the ability to put these two companies together to be efficient so we don’t have to file rate cases every time we have an increase in costs will be — will be something that the rest of the country will be jealous of. I — I guarantee you this will be the talk of the industry in — in about year.

This is extremely exciting. I know it’s also maybe a little unnerving because it’s a little different than what you expected. And, again, I’m going to apologize to you for having to work through this another year, but I’m also going to thank you for doing that. And be sure and communicate, communicate, communicate, whether your questions or concerns, every step of the way. And I say congratulations to everybody in this room. The only reason this is happening is because of how good this group of people is and everybody that’s looking at this.

Thank you very much for running our business.

(Applause.)

(Meeting adjourned at 3:59 p.m.)

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy debt and convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Westar Energy are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

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